Exhibit (a)(19)

June 4, 2013

Dear [RSU holder]:

As you know, Telular Corporation (“Telular”) has agreed to be acquired by ACP Tower Holdings, LLC by means of a merger of ACP Tower Merger Sub, Inc. with and into (the “Merger”) in accordance with a merger agreement signed on April 29, 2013 and filed as an attachment to Telular’s Form 8-K filed on May 1, 2013 (the “Merger Agreement”).  The Merger is expected to take place on or about _____________.  Telular is providing you with this description of certain consequences of the Merger to you, as a holder of an award of restricted stock units in respect of Telular’s common stock (each, an “RSU”).

Treatment of Your RSUs.  In connection with the Merger, each of your outstanding RSUs, whether or not vested or earned, will be cancelled, and the underlying RSU agreement(s) will be terminated effective as of (and contingent upon the occurrence of) the Merger.  In consideration for the cancellation of your RSUs and termination of the underlying RSU agreement(s), you will have the right to receive a cash payment of the Company RSU Merger Consideration (as defined in Section 3.05 of the Merger Agreement) applicable to you, which amount is equal to the product of (a) the number of shares of Telular common stock subject to your outstanding RSUs, whether or not vested, including any applicable dividend equivalent units, and (b) the Offer Price (as defined in the Merger Agreement) of $12.61, reduced by any applicable tax withholding, as set forth on the schedule attached to this letter.  To acknowledge and confirm your right to receive payment for your RSUs in the Merger, in consideration for the cancellation of your RSUs and the underlying agreement(s), please execute this letter below and return it to __________ at Telular.

Any amounts payable to you as described above will be paid to you within 3 business days following the consummation of the Merger, through Telular’s payroll system.  For the avoidance of doubt, this right to receive payment represents full payment for, and satisfaction of, all of your rights under Telular’s equity plans (including the underlying RSU agreement(s)).

Until the Merger, your RSU agreements will remain in full force and effect in accordance with its terms, including the terms relating to forfeiture of RSUs following termination of employment.

If the Merger does not occur, you will not receive the payment described above and your RSUs will continue to vest and become exercisable, if applicable, in accordance with the terms of your RSU agreement(s) as currently in effect.

You should consult with your legal, tax and accounting advisors regarding the federal, state and local income tax consequences of the transactions described in this letter to you, if any.

By signing below, you acknowledge and agree to the cancellation of your RSUs and the related RSU agreement(s) effective as of, and contingent upon the occurrence of, the Merger in accordance with the terms of the Merger Agreement and set forth in this letter.

If you have any questions concerning the above matters, or if you would like more information regarding the merger, please do not hesitate to contact _____________ at (___) ________.

Sincerely,

Telular Corporation

Acknowledged and Agreed to
By:

_____________________________                                                                  Date:_________________________
[RSU holder]

Company RSU Merger Consideration Schedule

Grant Year                      Number of Shares subject to the RSU (including dividend equivalent units)Aggregate Company RSU  Merger Consideration

Total* Company RSU Merger Consideration: $__________

* The amounts set forth in the table above and the “total” are subject to reduction by any applicable tax withholding.